                             [PENNZOIL LETTERHEAD]


FOR IMMEDIATE RELEASE

CONTACTS:
Robert Harper                                   Joele Frank/Brian Faw
Corporate Communications                        Abernathy MacGregor Group
713/546-8536                                    212/371-5999


                     PENNZOIL SENDS LETTER TO SHAREHOLDERS
SAYS UPR IS TRYING TO SOLVE ITS PROBLEMS AT THE EXPENSE OF PENNZOIL SHAREHOLDERS

Houston, TX, October 15, 1997 -- Pennzoil Company (NYSE: PZL) today sent the following letter to its shareholders informing them that Pennzoil's Board of Directors unanimously rejected Union Pacific Resources Group Inc.'s (NYSE: UPR) hostile tender offer as inadequate and not in the best interests of Pennzoil and its shareholders.

In the letter to shareholders, James L. Pate, Pennzoil Chairman and Chief Executive Officer, said "UPR is seeking to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Pennzoil's completed cost-cutting efforts and operational improvement and Pennzoil's pending and completed strategic initiatives . . . allowing UPR, in an effort to solve its own problems, to capture the tremendous inherent and upside value of Pennzoil stock for an inadequate price."

The full text of the letter to Pennzoil Shareholders follows:

        Dear Shareholder:                                       October 14, 1997

        On October 7, 1997, Union Pacific Resources Group Inc. (UPR) revised the tender offer it commenced three and a half months ago by changing it to an offer to acquire all of Pennzoil's shares for $84 per share in cash. Under UPR's proposal, shares not acquired in the tender offer would be cashed out in a subsequent merger for the same $84 cash consideration.

        Although the revision to UPR's offer eliminates the coercive two-tier, front-end loaded structure of its original proposal, the revised offer remains, in the view of your board of directors, inadequate and not in the best interests of Pennzoil and its shareholders. Accordingly, your Board of Directors recommends that you reject UPR's revised proposal and not tender your shares pursuant to UPR's offer.

        Your Board of Directors believes that the revised UPR offer does not reflect the long-term values inherent in Pennzoil and that the interests of Pennzoil and its shareholders will best be served if Pennzoil remains an independent company and continues pursuit of its own strategic initiatives and projects.

                                     -more-

Moreover, your Board of Directors believes that the revised UPR offer poses a threat to Pennzoil's shareholders in that UPR is seeking to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Pennzoil's completed cost-cutting efforts and operational improvement and Pennzoil's pending and completed strategic initiatives included in Pennzoil's strategic plan.

In arriving at its determination regarding UPR's revised offer, the Board of Directors gave careful consideration to the factors described in the accompanying amendment to Pennzoil's Schedule 14D-9. The Board also reviewed updated opinions of Lehman Brothers Inc., Evercore Group Inc. and J.P. Morgan Securities Inc., Pennzoil's financial advisers, that the consideration to be received by Pennzoil's shareholders pursuant to UPR's revised offer is inadequate from a financial point of view. We urge you to read the enclosed amendment to the Schedule 14D-9 in its entirety.

Pennzoil's consistently strong recent performance is solid evidence of Pennzoil's turnaround. Pennzoil's record of progress and continued improvement is unambiguous. Pennzoil has had seven consecutive quarters of year-on-year recurring earnings improvement through the second quarter of 1997, with recurring earnings up 118% to $2.04 per share in the first half of 1997. Earnings are on track to continue this trend through the third quarter as well. Pennzoil's cash flow has increased significantly, from $6.49 per share in 1995 to $9.31 per share in 1996, and is expected to exceed $12.00 per share in 1997. Pennzoil's recently completed refinery projects are already generating an expected $1 per share of cash flow in 1997 and even more is anticipated in 1998 and beyond. Pennzoil has cut G&A by $80 million since 1995, and reduced per barrel operating costs at the oil and gas segment by 17% since 1994.

Pennzoil delivered a total return of 42% to its shareholders--outperforming the E&P sector and more than doubling UPR's total return to shareholders--from October 1995 through June 20, 1997 (the last day of trading before the initiation of UPR's hostile tender offer). Stocks in the E&P sector have risen significantly since June 1997, when UPR's offer was first announced. Thus, even though Pennzoil outperformed the E&P sector from October 1995 to June 1997, if you assume only that Pennzoil performed in line with the E&P sector since June, Pennzoil's stock would have increased by 20% or more, constituting a significant portion of the so-called "premium" being offered by UPR.

Pennzoil has built a high-potential, worldwide oil and gas portfolio in prolific hydrocarbon producing basins, like the U.S. Gulf of Mexico, Qatar, the Caspian Sea, Egypt, Venezuela and Australia. The enormous value of this portfolio--a portfolio that will substantially increase the Company's proved reserves and create significant shareholder value--is just beginning to be tapped. This portfolio includes: in the Caspian Sea, a 4.8% carried interest in the giant Azeri-Chirag-Gunashli project, where there are estimated recoverable reserves of at least 4.7 billion barrels of oil, as well as a 30% interest in the Karabakh project; in Egypt, five prospective concessions covering 9.2 million acres in hydrocarbon charged basins; in Qatar, Block 8, where drilling is underway on the second of four exploration wells; in Venezuela, three producing


                                     -more-
blocks in one of the most exciting oil producing regions in the world; in Australia, a promising exploration project being drilled in the Whicher Range, south of Perth, where Pennzoil has a 44% working interest; and in the U.S. Gulf of Mexico, over 150 blocks in one of the most prolific areas in the U.S. to explore for and produce crude oil and natural gas, and where Pennzoil continues to be one of the most active drillers.

As you may have read, litigation discovery has revealed estimates by UPR's own financial advisers that show valuations for Pennzoil considerably in excess of $84 per share. As you may not yet know, UPR has admitted to withholding from Pennzoil and the public additional UPR valuations of Pennzoil in excess of $84 per share, which a court has ordered UPR to produce. Moreover, UPR's own documents state that Pennzoil has undergone a "turnaround" and has "outperformed" other E&P companies since early 1996 and correctly predicted that there is "more likely good news than bad news" for Pennzoil.

UPR claims that it can achieve better results from Pennzoil's properties by applying its own drilling model to them. We believe UPR's "drilling machine" strategy is a strategy borne out of necessity by reason of UPR's overexposure to the Austin Chalk, where steep decline curves demand an extremely rapid drilling strategy. Pennzoil, with its diverse operations onshore, offshore and in international areas, has experienced management far more familiar with Pennzoil's properties than UPR, and fully capable of developing and implementing the best strategy for exploiting Pennzoil's existing assets, growing Pennzoil's production and reserve base and delivering the value inherent in Pennzoil to Pennzoil shareholders.

in its considerations, the Board of Directors also noted that, although UPR's offer is not by its terms subject to any financing contingency, UPR does not have any commitments for the financing that would be necessary for it to purchase shares pursuant to its revised offer, and therefore its willingness and ability to finance this significant all-cash transaction is still in doubt. UPR's refusal to pay the fees necessary to secure financing raises questions about the seriousness of its offer.

We remain committed to staying on the course Pennzoil has set for itself. That course is not consistent with allowing UPR, in an effort to solve its own problems, to capture the tremendous inherent and upside value of Pennzoil stock for an inadequate price. We urge you not to tender your shares to UPR. If you have already tendered, we urge you to withdraw your shares.

On behalf of the Board of Directors,
/s/ JAMES L. PATE
James L. Pate
Chairman, President and Chief Executive Officer

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

                                      ###